Exhibit 3.37

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

IASIS PORT ARTHUR ASC, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

IASIS Port Arthur ASC. Inc., a Delaware corporation (hereinafter called the “Corporation), does hereby certify as follows:

FIRST: Article 1 of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“The name of the corporation is Extended Care Hospital of Southeast Texas, Inc. (hereinafter the “Corporation”).”

SECOND: The amendment herein certified has been adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 17th day of June, 2011.

IASIS Port Arthur ASC. Inc.

By:	/s/ Karen H. Abbott
Name:	Karen H. Abbott
Title:	Assistant Secretary